Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

Registration Statement No. 333-221057

October 26, 2017

HOULIHAN LOKEY ANNOUNCES PRICING OF SECONDARY OFFERING OF CLASS A

COMMON STOCK

BY SELLING STOCKHOLDERS

Los Angeles and New York, October 26, 2017 – Houlihan Lokey, Inc. (NYSE: HLI) (“Houlihan Lokey” or the “Company”), the global investment bank, today announced the pricing of an underwritten public offering of 3,500,000 shares of its Class A common stock, consisting of 1,750,000 shares offered by an affiliate of ORIX USA Corporation (“ORIX”) and 1,750,000 shares offered by certain of the Company’s employees and members of management (collectively, the “Selling Stockholders”) at a public offering price of $42.00 per share. The Company is not offering any shares of Class A common stock in the offering and will not receive any of the proceeds from the sale of the shares of Class A common stock by the Selling Stockholders. The underwriter has been granted a seven-day option to purchase up to an additional 525,000 shares of Class A common stock from the Selling Stockholders at the public offering price, less the underwriting discount, solely to cover overallotments. To the extent such option is exercised, one half of the additional shares will be sold by ORIX and the other half by certain of the Company’s employees and members of management. The offering is expected to close on October 30, 2017, subject to customary closing conditions.

Morgan Stanley is acting as the sole underwriter for the offering.

The offering is being made pursuant to an effective shelf registration statement, including a prospectus and related prospectus supplement, filed by the Company with the Securities and Exchange Commission (“SEC”). These documents may be obtained for free, when available, by visiting the SEC’s website at http://www.sec.gov or by contacting: Morgan Stanley & Co. LLC, Attention: Prospectus Department, 180 Varick Street, 2nd Floor, New York, NY 10014.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of these securities in any state or other jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or other jurisdiction.

About Houlihan Lokey

Houlihan Lokey (NYSE:HLI) is a global investment bank with expertise in mergers and acquisitions, capital markets, financial restructuring, valuation, and strategic consulting. The firm serves corporations, institutions, and governments worldwide with offices in the United States, Europe, the Middle East, and the Asia-Pacific region. Independent advice and intellectual rigor are hallmarks of the firm’s commitment to client success across its advisory services. Houlihan Lokey is ranked as the No. 1 M&A advisor for all U.S. transactions, the No. 1 global restructuring advisor, and the No. 1 global M&A fairness opinion advisor over the past 20 years, according to Thomson Reuters.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the federal securities laws. You can identify these statements by our use of the words “assumes,” “believes,” “estimates,” “expects,” “guidance,” “intends,” “plans,” “projects,” and similar expressions that do not relate to historical matters. You should exercise caution in interpreting and relying on forward-looking statements because they involve known and unknown risks, uncertainties, and other factors which are, in some cases, beyond the Company’s control and could materially affect actual results, performance, or achievements. For a further description of such factors, you should read the Company’s filings with the SEC. The Company does not undertake any obligation to update or revise any forward-looking statement, whether as a result of new information, future events, or otherwise.

Contact Information:

Investor Relations:		Public Relations:
212-331-8225	OR	212-331-8223
IR@HL.com		PR@HL.com